SCHEDULE 14A

SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a)
of the Securities and Exchange Act of 1934
(Amendment No.      )

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    [   ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e) (2))
    [   ] Definitive Proxy Statement
    [   ] Definitive Additional Materials
    [   ] Soliciting Material Pursuant to §240.14a-11(c) or §240.14a-12

Lenox Bancorp, Inc.

(Name of Registrant as Specified In Its Charter)

John C. Lame

(Name of Person(s) Filing Proxy Statement if other than the Registrant)

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March __, 2001

To All Lenox Bancorp, Inc. Shareholders

Dear Fellow Shareholder:

I am soliciting your proxy and vote for the election of myself and Guy Napier to the Board of Directors of Lenox at the May 9, 2001 annual shareholders’ meeting. Two directors are to be elected at this meeting and if you elect me and Mr. Napier, we, together with Gail Beheimer, will form a majority of the Board.

If I am successful I intend to implement structural and management changes to Lenox which I believe will make it more responsive to shareholders by increasing profitability and thereby shareholder value.

I Believe That Lenox and its Stock Price Can Be Substantially Improved.

My plans to improve Lenox include the following:

  I will invest $250,000 in Lenox stock and believe that I can secure an additional $750,000 of stock investment.

  Replace current management with persons experienced in the industry.

I believe the accomplishment of these two steps will give Lenox new direction and the financial capacity to realize upon the investment of the shareholders.

The business strategy of Lenox will be directed to at the needs of The Procter & Gamble Company community. At the same time, we will retain and cultivate the other components of Lenox’s customer base.

Lenox’s Performance Has Been Below Shareholder Expectations

In order to bring about the changes I believe are necessary at Lenox, it is necessary to change the control of the Board from those who have been in power since the Company went public to a new majority. I believe that Lenox has never performed well in the market; its stock price has declined from $10 per share when the Company went public in 1996 to $8.75 per share in a very illiquid market. Lenox suffered substantial losses of 18¢ per share in 1999. Earnings for 2000 have not yet been released but Lenox did lose 10¢ per share in the first nine months of 2000.

I urge you to take advantage of this opportunity to make these much needed changes in Lenox. If we fail in this effort, there may not be another opportunity.

Please sign, date and return the enclosed WHITE proxy card today. Call me if you have any questions.

____________________________ John C. Lame (513) 321-7405

MATTERS CONCERNING THE MEETING:

  Date:       May 9, 2001

  Place:       4730 Montgomery Road, Norwood, Ohio

  Record Date for determination of shareholders entitled to notice and to vote at the meeting:    April ___, 2001

  Election of Directors:       Two directors are to be elected

You may vote in person at the meeting or by proxy. I recommend that you give me your proxy so that I can be sure it is cast at the meeting in the event you cannot attend. You can always revoke this proxy before it is voted by delivering to Lenox a written revocation, submitting a new one bearing a later date, or voting in person at the meeting.

While I do not anticipate any other business being transacted at the meeting, the proxy will grant me the authority to vote your shares in my discretion on any other matters, including postponing or adjourning the meeting, that may be raised at the meeting. I will not raise any additional matters except in response to new items that may be raised by Lenox’ present management.

THE NOMINEES

I am soliciting your proxy for the election as director of Lenox of Guy Napier and me:

       John C. Lame
       Age: 44
       1260 Hayward Avenue
       Cincinnati, Ohio 45208

John C. Lame has been involved in the financial planning and investment advisory and brokerage business in Cincinnati since 1991. He served six years with Merrill Lynch and in 1997 assumed his present position with UBS Paine Webber, Inc. Mr. Lame was a finance manager at Proctor & Gamble for twelve years from 1970 - 1991. He was elected to the Board of Directors of Lenox in 1998 for a term expiring in 2001.

Mr. Lame beneficially owns 28,309 shares or 9.9% of Lenox' outstanding common stock.

       Guy E. Napier
       Age: 49
       2265 Grandin Road
       Cincinnati, Ohio 45208

Guy E. Napier has been a professional consultant at The Partnering Group since July 1996. He was Vice President, Packaging Services of Duramed Pharmaceuticals for one year prior to joining The Partnering Group. Mr. Napier also worked for The Procter & Gamble Company from 1973 to 1995. From 1993 to 1995, Mr. Napier served Procter & Gamble as its Managing Director, Worldwide Strategic Planning, Paper Products. Mr. Napier's wife is vice president of North America pharmaceuticals for Procter & Gamble.

Mr. Napier beneficially owns 7,000 shares of the outstanding common stock of Lenox.

The schedule that appears below sets forth information regarding transactions by Mr. Lame and Mr. Napier in the common stock of Lenox within the past two years.

MISCELLANEOUS

I am bearing the costs of this effort to elect myself and Guy Napier as directors of Lenox. I believe that the soliciting costs of the opposition candidates is being paid for by Lenox. If Mr. Napier and I are elected, I will request reimbursement of the expenses of this solicitation from Lenox. Shareholders of Lenox will not be asked to vote on the reimbursement of solicitation expenses. I will be soliciting proxies by mail, advertisement, telephone, facsimile or in person. I estimate the cost of this solicitation to me will be $30,000.

Besides standard director fees and compensation to which other non-employee members of the Board of Lenox may be entitled, there is no arrangement or understanding involving Mr. Napier or me or any affiliate of either one of us that relates to future employment by Lenox or any future transaction with Lenox.

Although I am making this solicitation personally, I may engage a proxy solicitation firm to assist me in the solicitation of proxies. I understand that the fees for such services could approximate $7,500. Additionally, banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward this proxy statement and the enclosed WHITE proxy card to the beneficial owners of Lenox shares for whom they hold shares of record. I will reimburse these organizations for their reasonable out-of-pocket expenses.

Only Lenox shareholders of record on the record date will be entitled to notice of and vote at Lenox’s annual meeting. Each Lenox share is entitled to one vote. Based on publicly available information, I believe that there are 285,028 shares of Lenox common stock issued and outstanding. Lenox directors are elected by a plurality and the nominees who receive the most votes will be elected. Lenox shareholders are not entitled to cumulate their votes. If Mr. Napier or I am unable to serve as a director of Lenox for any reason, I will nominate additional persons as substitute nominees to be elected at Lenox’s annual meeting.

REGULATORY REQUIREMENTS

I have submitted a change in control application to the Office of Thrift Supervision. The approval of this application is necessary in order to enable me and Mr. Napier to take our seats as directors if you elect us. We have no reason to believe that the application will not be granted. On the other hand there can be no assurance that it will be granted. If the application is still pending and has not been granted by the time of the vote on May 9, 2001 and we are elected as directors, the current Board of Directors will remain in control of Lenox unless and until the change in control application is approved by the OTS.

Since March 1, 1999 Mr. Napier and I have had the following transactions in Lenox Common Stock:

John C. Lame

-------- ----------------------------------------------- ---------- ------------
                             Purchase                    Number of    Price Per
  Date                       or Sale                      Shares        Share
-------- ----------------------------------------------- ---------- ------------
3/17/99  Purchase on Open Market                            2,000       $18.41
-------- ----------------------------------------------- ---------- ------------
3/23/99  Purchase on Open Market                              480       $18.49
-------- ----------------------------------------------- ---------- ------------
10/26/99 Acquisition of shares from wife in a private      23,557         N/A
         transaction
-------- ----------------------------------------------- ---------- ------------
12/10/99 Gift to Greater Cincinnati Foundation             10,000         N/A
-------- ----------------------------------------------- ---------- ------------
8/21/00  Acquisition of Restricted Shares from Lenox as        85         N/A
         director compensation
-------- ----------------------------------------------- ---------- ------------
3/19/01  Acquisition of shares in a privately negotiated    6,480       $10.00
         transaction from business partners
-------- ----------------------------------------------- ---------- ------------

At March 1, 2000, I owned beneficially 28,309 shares of Lenox Common Stock. I financed these holdings by cash in hand and bank loans in the ordinary course of business.

Guy Napier

-------- ----------------------------------------------- ---------- ------------
                             Purchase                    Number of    Price Per
  Date                       or Sale                       Shares       Share
-------- ----------------------------------------------- ---------- ------------
8/23/99  Purchase on Open Market                             200       $15.78
-------- ----------------------------------------------- ---------- ------------
8/23/99  Purchase on Open Market                             800        16.78
-------- ----------------------------------------------- ---------- ------------

8/24/99  Purchase on Open Market                           1,000        17.53
-------- ----------------------------------------------- ---------- ------------
8/26/99  Purchase on Open Market                           1,000        16.03
-------- ----------------------------------------------- ---------- ------------
 9/8/99  Purchase on Open Market                           2,000        16.03
-------- ----------------------------------------------- ---------- ------------
9/13/99  Purchase on Open Market                           2,000        16.03
-------- ----------------------------------------------- ---------- ------------

At March 1, 2000, Mr. Napier owned beneficially 7,000 shares of Lenox Common Stock. He financed these holdings through his IRA.

LENOX BANCORP, INC.

PROXY FOR ANNUAL MEETING	The undersigned hereby appoints JOHN C. LAME proxy of the undersigned, with the power of substitution, to vote all shares of Common Stock which the undersigned would be entitled to vote on the matters specified below and in their discretion with respect to such other business as may properly come before the Annual Meeting of Shareholders of Lenox Bancorp, Inc. to be held on May 9, 2001 at 3:00 p.m. Eastern Time at 4730 Montgomery Road, Norwood, Ohio or any adjournment of such Annual Meeting.

  Authority to elect as directors the two (2) nominees listed below.

  FOR ______________         WITHHOLD AUTHORITY ______________

  JOHN C. LAME, GUY NAPIER

  WRITE THE NAME OF ANY NOMINEE(S) FOR WHOM AUTHORITY TO VOTE IS WITHHELD

  _____________________        ___________________

  THIS PROXY WILL BE VOTED AS RECOMMENDED BY MR. LAME UNLESS A CONTRARY CHOICE IS SPECIFIED.

(This proxy is continued and is to be signed on the reverse side.)

Date _________________________________, 2001

__________________________________________

__________________________________________
(Important: Please sign exactly as name appears hereon indicating, where proper, official position or representative capacity. In the case of joint holders, all should sign.)

THIS PROXY IS SOLICITED ON BEHALF OF JOHN C. LAME